CLIFFORD CHANCE US LLP

31 WEST 52ND STREET

NEW YORK, NY 10019-6131

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FAX +1 212 878 8375

August 7, 2014

Via EDGAR

Jennifer Gowetski, Esq,

Stacie Gorman, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20529-0404

Re:                             Carey Watermark Investors 2 Incorporated
Registration Statement on Form S-11
Filed June 11, 2014
File No. 333-196681 (the “Registration Statement”)

Dear Ms. Gowetski and Ms. Gorman:

Enclosed is Pre-Effective Amendment No. 1 (“Pre-Effective Amendment 1”) to the Registration Statement on Form S-11 of Carey Watermark Investors 2 Incorporated (the “Company”).  Pre-Effective Amendment 1 has been marked to show all changes made to the initial filing of the Registration Statement.

Set forth below are the Company’s responses to the comments of the Staff of the Commission on the initial filing of the Registration Statement, as set forth in the Staff’s letter dated July 8, 2014.  The responses follow each comment and where applicable, include page references to Pre-Effective Amendment 1 indicating where disclosure has been added in response to the Staff’s comment.

General

1.                                      Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only.  Please be aware that we will need time to review these materials.  In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus.  For guidance, refer to Item 19.D of Industry Guide 5.

The Company notes the Staff’s comment.  The Company will submit sales materials to the Staff for review sufficiently in time before their use to permit the Staff to review the materials.

2.                                      Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company does not intend to provide, or to authorize anyone else to provide, materials to investors in reliance on Section 5(d) of the Securities Act.  The Company does not expect that any research reports will be published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is participating in the offering, but to the extent that the Company becomes aware of such a report, it will provide a copy to the Staff.

3.                                      We note that you may invest in mortgage loans secured by commercial real properties and equity and debt securities, loans and other assets related to entities that are engaged in real estate-related businesses.  We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940.  Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption.  Please note that we will refer your response to the Division of Investment Management for further review.

The Company intends to conduct its operations so that it will comply with the 40% test under section 3(a)(1)(A) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), which defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis (the “40% test”). The Company’s only asset will be its general partnership interest in its subsidiary operating partnership (the “Operating Partnership”).

The Company will conduct all of its business and hold all of its assets through the Operating Partnership. Additionally, since the Company will be primarily engaged in non-investment company businesses related to the ownership of hotel assets, it believes that it will not be considered an investment company under Section 3(a)(1)(A).

The Company expects the Operating Partnership to qualify for the exemption provided by Section 3(c)(5)(C), which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” The Staff, in prior no-action letters, has provided guidance on the requirements for this exemption, which generally has focused on whether at least 55% of these subsidiaries’ assets must be comprised of qualifying real estate assets and at least 80% of each of their portfolios must be comprised of qualifying real estate assets and real estate-related assets under the Investment Company Act (the “Relevant No-Action Conditions”). As stated in the Registration Statement, the Company’s core investment strategy is to invest in hotels and related assets that can be improved through active asset management.  While the Operating Partnership may also invest in mortgage loans, equity and debt securities, loans and other real estate-related assets, the Company does not expect such assets to be a material portion of its assets for the foreseeable future. The Operating Partnership intends to operate in a manner to comply with the Relevant No-Action Conditions and will monitor its holdings to ensure continuing and ongoing compliance.

4.                                      Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company does not intend to include any graphics, maps, photographs, related captions or other logos in the prospectus, other than the logos of the Company and W. P. Carey Inc. currently shown on the front cover of the prospectus.

5.                                      Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share redemption plan.  We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.  See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003).  To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

The Company notes the Staff’s comment and acknowledges its responsibility to consider the applicability of the tender offer rules to its share redemption plan.

6.                                      We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement.  Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.  To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

The Company notes the Staff’s comment and acknowledges its responsibility to consider the applicability of Regulation M to its share redemption plan.

7.                                      Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement.  For example only, we note your disclosure in the section “Investment Objectives, Procedures and Policies” starting on page 50.  Clearly mark the specific language in the supporting materials that supports each statement.  The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

The requested information is being sent in paper form to your attention via Federal Express.

Cover Page

8.                                      Please confirm that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K.  The cover page should be limited to information required by Item 501 and other information that is key to an investment decision.

The Company confirms that its cover page does not exceed one page in length.

9.                                      Please revise the summary risk factor in the 6th bullet point to clarify, if true, that you may pay distributions from offering proceeds, borrowings, or the sale of assets.

The 6th bullet point has been revised as requested.

Prospectus Summary, page 1

Class A and Class C Common Stock, page 2

10.                               We note your disclosure on page 3 that distributions on Class C Shares will likely be lower than distributions on Class A Shares and each share class could have a different NAV per share if distributions are not adjusted to take account of certain fees.  Please revise your disclosure to clarify whether you intend to adjust distributions to take account of fees.  In addition, please clarify whether the NAV per share as well as any liquidation distributions on Class C Shares will likely be lower than Class A Shares or advise.

The disclosure on page 3 has been revised as requested.

Risk Factors, page 7

11.                               Please revise your summary risk factors to describe the risk that it may be difficult to terminate your advisory agreement even for poor performance as you may incur significant fees upon termination.  In addition, please clarify that you may change your targeted class of investments without shareholder notice or consent.  Also, please revise the risk factor on page 8 to disclose the number of other entities for which your affiliates provide services.  Please make similar revisions to your Risk Factors section as appropriate.

The risk factors have been revised as requested on pages 8, 23 and 27

The Offering, page 11

12.                               Please clarify whether sales to affiliates will count toward achieving your minimum offering amount.

The disclosure on page 13 has been clarified as requested.

Compensation, page 13

13.                               We note that for purposes of your compensation table, you assume that 80% of the common stock sold in the offering are Class A Shares and that 20% are Class C Shares.  Please revise your disclosure to explain your basis for this assumption.  In addition, please revise your disclosure to disclose the maximum amount of selling commissions, dealer manager fees, and distribution and shareholder servicing fees for each of the Class A Shares and Class C Shares.

The requested disclosure has been added on pages 14, 15, 78 and 79

14.                               We note you disclose on page 77 that you intend to reimburse your advisor for certain personnel costs, including annual compensation to Mr. Medzigian of $200,000.  Please revise to clarify whether this is the only amount you will reimburse for the salaries and benefits to be paid to your named executive officers or revise to specifically disclose any other amounts.  In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the asset management fee, incentive fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

The requested clarifying disclosure has been added on pages 81, 94 and 102.  The Company notes the Staff’s comment with regard to future filings requiring Item 402 or 404 of Regulation S-K disclosure.

15.                               Please revise the table, as appropriate, to provide the estimated maximum amount to be paid for each category or advise.  Please note that, disclosure regarding the maximum payable upon investments should take into account your ability to leverage your investments up to 60%.  Please make similar revisions to the table starting on page 75 as appropriate.

We have clarified in the heading of the “Estimated Amount” column that amounts assume the sale of the maximum amount of $1.0 billion of shares and the incurrence of 60% leverage.

16.                               We note that you may enter into joint ventures with affiliates.  Please clarify how fees will be handled in these situations.

The requested disclosure has been added on pages 18 and 87.

17.                               Please provide disclosure regarding the amount to be paid to your sub-advisor.

The requested disclosure has been added on pages 17 and 87.

Operational Stage, page 14

18.                               Please clarify, if true, that the amount to be paid to your advisor pursuant to the special general partner profit interest is in addition to the incentive fee that you will pay and that this amount may be paid, regardless of whether the investors have received 100% of their initial investment plus the six percent preferred return rate.

The requested disclosure has been added on pages 16, 17, 83 and 85.

Risk Factors, page 19

19.                               We note your disclosure on page 28 that you may seek to internalize management.  Please add a risk factor to explain that, upon any internalization, certain key employees may not remain with the advisor but may instead remain employees of the sponsor or its affiliates.  In addition, please add a risk factor addressing the impact on you if the advisor is internalized by another entity.

The requested risk factors have been added on pages 30 and 31.

We make forward-looking statements …, page 22

20.                               We note your disclosure that your “prospectus contains forward-looking statements within the meaning of the federal securities laws that are intended to be covered by the safe harbors created by those laws.” Please note that you do not appear eligible for the safe harbor for forward-looking statements available under the PSLRA because you are not currently a U.S. reporting company.  Therefore, please remove this statement or advise.  Please make similar revisions throughout your prospectus as appropriate.

The disclosure has been modified on pages 25 and 52 to remove the safe harbor references.

Conflicts of Interest, page 83

21.                               Please disclose any other affiliated entities that are currently raising money or that still have money available for investment, and the amount available or that may become available for investment.

The requested disclosure has been added on page 90.

22.                               We note that there are other entities affiliated with your dealer manager that are currently offering securities.  Please disclose the conflicts that this may present for your dealer manager.

The requested disclosure has been added on page 89.

23.                               We note that six of your seven directors and all of your officers are directors and officers of CWI 1.  Please revise your disclosure in your Prospectus Summary, Risk Factors, and Conflicts of Interest sections to more specifically discuss the conflicts of interest, including time conflicts, that these individuals face given their duties for multiple W.P. Carey or Watermark Capital Partners’ sponsored programs.

The requested disclosure has been added on pages 11, 27 and 91.

Management, page 88

24.                               Please provide separate disclosure regarding the significant employees of your advisor and your sub-advisor.  Please refer to Item 401(c) of Regulation S-K.

The Company has determined that its only significant employee within the meaning of Item 401(c) of Regulation S-K is Hisham Kader, whose biographical information appears on page 102.

Prior Programs, page 111

25.                               We note that you provide disclosure on page 117 regarding the operations of Carey Watermark Investors 1.  Please provide similar disclosure regarding your other programs as appropriate in accordance with Item 8 of Industry Guide 5 or advise.

The requested disclosure has been added on pages 123-127.

Information about the Currently Operating Programs and CWI 1, page 116

26.                               Please revise your disclosure to explain why there are two distribution rates for CPA 18 -Global Class A shares.

The requested disclosure has been added on page 121.

Note 3. Agreements and Transactions with Related Parties, page F-6

27.                               We note your disclosure that you expect to enter into an advisory agreement with the advisor under which the advisor would be reimbursed for organization and offering costs incurred in connection with your offering.  We also note that the entering into the advisory agreement and the payment of any fees is contingent on the consummation of the offering.  Please disclose the amount of organization and offering costs incurred by your advisor.

The requested disclosure has been added on page 86.

Annex A. Prior Performance Tables, page A-1

28.                               We note your reference to purchasing shares in CPA 18.  Please revise your disclosure to reference this offering and revise your other disclosure in this section as appropriate.  In addition, please update to include CPA 18 or advise.

The references on page A-1 have been corrected.  CPA:18-Global’s initial public offering has not yet closed; therefore, it is not required to be added to the prior performance tables.

Exhibits

29.                               Please file all required exhibits as promptly as possible.  If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.  The draft opinions should be filed as EDGAR correspondence.  In addition, we note the exhibit list includes “form of agreements.  Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

Drafts of the legal and tax opinions accompany this letter.  If a particular agreement has not been signed prior to effectiveness, the Company will file the exhibit with the applicable Form 10-K or 10-Q covering the period during which the agreement was signed, as required by Instruction 2 to Item 601(b)(10) of Regulation S-K.

30.                               Please file the agreement with your sub-advisor in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe you are not required to file this agreement.

The Company does not intend to file the sub-advisory agreement as an exhibit because the Company is not a party to the subadvisory agreement and, therefore it is not a material contract of the Company, as defined in Item 601(b)(10) of Regulation S-K.  The Company believes that the descriptions of the terms of the subadvisory agreement on pages 17, 85 and 112 provide investors with the information about the subadvisory agreement that could be material to their investment decision.

*                                         *                                         *                                         *

We appreciate the Staff’s review of Pre-Effective Amendment 1.  If you have any questions or further comments on the filing, please contact the undersigned at (212) 878-8526.

Sincerely,

/s/ Kathleen L. Werner

cc:                                Michael D. Medzigian

Sapna Sanagavarapu, Esq.

[Form of Clifford Chance Opinion]

, 2014

Carey Watermark Investors 2 Incorporated
50 Rockefeller Plaza
New York, New York 10020

Ladies and Gentlemen:

We have acted as counsel to Carey Watermark Investors 2 Incorporated, a Maryland corporation (the “Company”), in connection with the offer and sale by the Company of shares of its class A common stock, par value $0.001 per share, and class C common stock, par value $0.001 per share (collectively, the “Common Stock”), having a maximum aggregate offering price of up to $1.0 billion, including up to $400,000,000 of Common Stock issuable pursuant to the Company’s Distribution Reinvestment Plan (the “DRIP Plan”). The Common Stock will be sold pursuant to the Company’s Registration Statement on Form S-11 (File No. 333-196681) (together with any amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”).

In rendering the opinion expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents, certificates and other instruments as in our judgment are necessary or appropriate. As to factual matters relevant to the opinion set forth below, we have, with your permission, relied upon certificates of officers of the Company and public officials.

Based on the foregoing, and such other examination of law and fact as we have deemed necessary, we are of the opinion that the Common Stock has been duly and validly authorized and, when issued and sold in the manner contemplated by the prospectus for the offering of shares of Common Stock included in the Registration Statement and, in the case of the Common Stock issuable under the DRIP Plan, in the manner contemplated by that plan, such shares of Common Stock will be legally issued, fully paid and non-assessable under Maryland law.

This letter has been prepared for your use in connection with the Registration Statement and is based upon the law as in effect and the facts known to us on the date hereof. We have not undertaken to advise you of any subsequent changes in the law or of any facts that hereafter may come to our attention.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Legal Opinions” in the prospectus, which is a part of the Registration Statement. In giving this consent, we do not concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

[Form of Venable LLP Opinion]

August  , 2014

Carey Watermark Investors 2 Incorporated

50 Rockefeller Plaza

New York, NY 10020

Re:                             REIT Qualification of Carey Watermark Investors 2 Incorporated

Ladies and Gentlemen:

We have acted as your special tax counsel in connection with the issuance by Carey Watermark Investors 2 Incorporated, a Maryland corporation (the “Company”), of common stock, par value $0.001 per share, having a maximum aggregate offering price of up to $1,000,000,000, including shares with an aggregate offering price of up to $400,000,000 under the Company’s Distribution Reinvestment and Stock Purchase Plan, pursuant to the Registration Statement on Form S-11 (Registration No. 333-196681) filed by the Company with the Securities and Exchange Commission of the United States (the “Registration Statement”).

In rendering this opinion, we have examined and relied on the following documents:

1.                                      the Articles of the Company;

2.                                      the Bylaws of the Company;

3.                                      the Agreement of Limited Partnership of CWI 2 OP, LP (the “Partnership”);

4.                                      a letter of certain representations of the Company dated August 7, 2014 (the “Certificate of Representations”);

5.                                      the Registration Statement.

In our examination of the foregoing documents, we have assumed that (i) all representations and statements in such documents are true and correct, (ii) any documents which have not yet been executed or adopted will be executed or adopted without substantial modification, and (iii) the Company will operate in accordance with the method of operation described in its organizational documents, the Registration Statement and the Certificate of Representations.  For purposes of rendering this opinion, we have also assumed that each representation contained in the Certificate of

Representations is accurate and complete and that the signature on the Certificate of Representations is genuine.

Based on the foregoing and in reliance thereon, and subject thereto and on an analysis of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations thereunder, judicial authority and current administrative rulings and such other laws and facts as we have deemed relevant and necessary, we hereby state our opinion that (1) commencing with its initial taxable year ending on December 31, 2015, the Company will be organized in conformity with the requirements for qualification and taxation as a real estate investment trust (a “REIT”) under the Code, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT for its taxable year ending December 31, 2015 and subsequent taxable years, and (2) the statements in the Registration Statement under the caption “United States Federal Income Tax Considerations,” to the extent they describe matters of federal income tax law or legal conclusions relating thereto, are correct in all material aspects.  This opinion represents our legal judgment, but it has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court.

The Company’s qualification as a REIT will depend upon the continuing satisfaction by the Company and, given the Company’s current ownership in the Partnership, by the Partnership, of the requirements of the Code relating to qualification for REIT status, which requirements include those that are dependent upon actual operating results, distribution levels, diversity of stock ownership, asset composition, source of income and record keeping.  We do not undertake to monitor whether the Company or the Partnership actually will satisfy the various REIT qualification tests.  We express no opinion as to the laws of any jurisdiction other than the Federal income tax laws of the United States of America to the extent specifically referred to herein.

2

This opinion is furnished in connection with the transaction described herein.  This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise you of any subsequent changes in the matters stated, represented or assumed herein, or of any subsequent changes in applicable law.

Very truly yours,

3